UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 April 2011

Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:   'Interim Management Statement Notification'

N      E      W      S           R      E      L      E      A   S      E

 20 April 2011

CRH plc
INTERIM MANAGEMENT STATEMENT
NOTIFICATION

As part of its ongoing investor relations activity CRH plc will issue an interim management statement at 7:00 a.m. BST on Wednesday 4 May 2011 in advance of its Annual General Meeting at 11:00 a.m.

CRH will host an analysts' conference call at 8:00 a.m. BST on Wednesday 4 May 2011 to discuss the statement.

To register in advance for the conference call please log on to:
https://global.conferenceplus.com/confcenter/PinCode/Pin_Code.aspx?100213&o=DIZtwoSPJZgxSA where you will be allocated a dial-in number, passcode, conference pin together with the option of adding this event to your outlook calendar.

A recording of this conference call will be available from 11:00 a.m. BST on 4 May 2011 until 12:00 a.m. BST on 11 May 2011 by dialing +353 1 436 4267 or +44 207 769 6425. The security code for the replay will be 4675 787#.

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CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  20 April, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director